CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Administrative Committee

Compass Bancshares, Inc.  Employee Stock Ownership Plan:


We consent to incorporation by reference in the registration statement on Form S-8 of Compass Bancshares, Inc. Employee Stock Ownership Plan of our report dated June 26, 1996, relating to the statements of net assets available for plan benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits and related schedules for each of the years in the three year period ended December 31, 1995, which report appears in the December 31, 1995 Annual Report on Form 11-K of Compass Bancshares, Inc. Employee Stock Ownership Plan.




/s/ KPMG Peat Marwick LLP

Birmingham, Alabama

June 26, 1996